       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 28, 1997
                                                      REGISTRATION NO. 333-29883
                                                                   NO. 333-22121
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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                     ___________

                            POST-EFFECTIVE AMENDMENT NO. 4
                                          TO
                           FORM S-4 REGISTRATION STATEMENT
                                 FILED UNDER COVER OF
                           FORM S-3 REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933
                                     ___________

                             KOLL REAL ESTATE GROUP, INC.
                (Exact name of registrant as specified in its charter)
         DELAWARE                           6749                 02-0426634
(State or other jurisdiction of  (Primary Standard Industrial   (I.R.S. Employer
 incorporation or organization)   Classification Code Number)   Identification
                                                                Number)


       4343 VON KARMAN AVENUE, NEWPORT BEACH, CALIFORNIA 92660, (714) 833-3030
            (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                     ___________

                                  RAYMOND J. PACINI
                 EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             Koll Real Estate Group, Inc.
               4343 Von Karman, Newport Beach, CA 92660, (714) 833-3030
             (Name and address, including zip code, of agent for service)
                                     ___________

                                      COPIES TO:
                               GREGORY W. PRESTON, ESQ.
                                ROBERT I. NEWTON, ESQ.
                               McDermott, Will & Emery
              1301 Dove Street, Suite 500, Newport Beach, CA 92660-2444
                  telephone (714) 851-0633; facsimile (714) 851-9348
                                     ___________

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE DATE OF THIS POST-EFFECTIVE AMENDMENT.

    If the only securities being registered on this form are being offered pursuant to divided or interest reinvestment plans, please check the following box. / /

    If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                      PROSPECTUS
                                          OF
                             KOLL REAL ESTATE GROUP, INC.

                                     COMMON STOCK

THIS PROSPECTUS (THE "PROSPECTUS") RELATES TO THE RESALE OF SHARES OF COMMON STOCK, PAR VALUE $0.05 PER SHARE (THE "COMMON STOCK") OF KOLL REAL ESTATE GROUP, INC. (THE "COMPANY") ISSUED IN CONNECTION WITH THE RECAPITALIZATION OF THE COMPANY (THE "RECAPITALIZATION"), WHICH WAS CONFIRMED BY A FEDERAL BANKRUPTCY COURT ON AUGUST 19, 1997 AND BECAME EFFECTIVE ON SEPTEMBER 2, 1997.


                                     ___________


    In connection with the Recapitalization, the Company issued warrants ("Advisor Warrants") in payment of financial advisory fees of Houlihan Lokey Howard & Zukin ("HLHZ") and Rothschild, Inc. ("Rothschild"). The Advisor Warrants provide for their exercise for that number of shares of Common Stock (the "Warrant Shares") with a market value equal to $1.1 million in the case of HLHZ and $750,000 in the case of Rothschild as determined by the 20-day average per share closing price of the Common Stock on the Nasdaq National Market ("NASDAQ-NM") immediately following the completion of the Recapitalization. The Warrant Shares are offered for resale pursuant to this Prospectus, together with 246,960 shares of Common Stock (the "Contractual Claimant Shares," and collectively with the Warrant Shares, the "Shares") issued to certain contractual claimants of the Company pursuant to mutual settlement and release agreements (the "Contractual Claimants," and collectively with HLHZ and Rothschild, the "Selling Stockholders").

    All expenses relating to the distribution of the Shares will be borne by the Company, other than selling commissions and fees and expenses of counsel and other representatives of the Selling Stockholders.

SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED
               BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.
                                   _______________

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
          AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
                 THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                  SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                   ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                        TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                    ______________

    The Company has been advised by the Selling Stockholders that the Selling Stockholders, acting as principals for their own accounts, directly, through agents designated from time to time, or to or through dealers or underwriters also to be designated, may sell all or a portion of the Shares offered hereby from time to time on terms to be determined at the time of sale. The aggregate proceeds to the Selling Stockholders from the sale of the Shares sold by the Selling Stockholders pursuant to this Prospectus will be the purchase price of such Shares less any commissions. See "Plan of Distribution" herein for indemnification arrangements between the Company and certain Selling Stockholders.

    The Selling Stockholders and any broker-dealers, agents, or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
                                    ______________

                   THE DATE OF THIS PROSPECTUS IS SEPTEMBER 2, 1997

                                AVAILABLE INFORMATION

    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004 and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004 or from the Commission's Website at http://www.sec.gov.

    The Company has filed with the Commission a Registration Statement on Form S-4 together with three (3) Post-Effective Amendments thereto prior to filing Post-Effective Amendment No. 4 on Form S-3 of which this Prospectus is a part (collectively, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, the preceding prospectus, as supplemented, and the exhibits and schedules thereto, to all of which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a complete description of the matter involved, and each such statement is qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the principal offices of the Commission in Washington, D.C. without charge, and copies of the material contained therein may be obtained from the Commission upon payment of prescribed fees.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents or portions thereof, filed by the Company with the Commission under the Exchange Act and the Securities Act, are incorporated herein by reference:

    (a) The Company's Registration Statement on Form S-4 (Registration Statement Nos. 333-29883 and 333-22121), together with three (3) Post-Effective Amendments thereto;

    (b) The Company's Annual Report on Form 10-K, as amended (File No. 17189), for the year ended December 31, 1996;

    (c) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

    (d) The Company's Registration Statement on Form 8-A, filed April 17, 1997; and

    (e) The Company's Current Reports on Form 8-K filed May 28, June 4, July 21 and August 28, 1997.


    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering will be deemed to be incorporated by reference in and will be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference into this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this Prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits). Requests for such copies should be directed to: Koll Real Estate Group, Inc., 4343 Von Karman Avenue, Newport Beach, California 92660, telephone (714) 833-3030, Attention: Corporate Secretary.

                                     THE COMPANY

    Koll Real Estate Group, Inc. is a real estate holding company with properties principally in Southern California. The principal activities of the Company and its consolidated subsidiaries include: (i) obtaining zoning and other entitlements for land it owns and improving the land for residential development; (ii) single and multi-family residential construction in Southern California; and (iii) providing commercial, industrial, retail and residential real estate development services to third parties, including feasibility studies, entitlement coordination, project planning, construction management, financing, marketing, acquisition, disposition and asset management services on a national and international basis, through its offices throughout California, and in Dallas, Phoenix, Seattle, Shanghai, China and Taipei, Taiwan. Once the residential land owned by the Company is entitled, the Company may sell unimproved land to other developers or investors; sell improved land to homebuilders; or participate in joint ventures with other developers, investors or homebuilders to finance and construct infrastructure and homes.

    The Company's executive offices are located at 4343 Von Karman Avenue, Newport Beach, California 92660; telephone number (714) 833-3030.

                                     RISK FACTORS

    THE ACQUISITION OF SHARES IS SUBJECT TO A NUMBER OF MATERIAL RISKS
INCLUDING THOSE ENUMERATED BELOW, EACH OF WHICH SHOULD BE CAREFULLY CONSIDERED BY PURCHASERS OF SHARES. SUCH PURCHASERS SHOULD CAREFULLY CONSIDER, AMONG OTHER MATTERS DISCUSSED IN THIS PROSPECTUS, THE FOLLOWING INFORMATION AND CONSIDERATIONS PRIOR TO DETERMINING WHETHER TO ACQUIRE SHARES.

    FINANCIAL CONDITION OF THE COMPANY. The Company reported losses of $18 million, $116.9 million and $28.9 million during the years ended December 31, 1994, 1995 and 1996, respectively, and a loss of $ 14.4 million for the six months ended June 30, 1997, primarily reflecting in each of those periods non-cash interest on the Company's Senior Subordinated and Subordinated Pay-in-kind Debentures due March 15, 2002 (the "Debentures") which were cancelled pursuant to the Recapitalization, along with writedowns of real estate properties of $121.1 million in 1995. As a result of such losses, the Company's stockholders' equity was reduced to a deficit of $13.3 million as of June 30, 1997 (but increased to approximately $140 million on a pro forma basis as of June 30, 1997 as a result of the Recapitalization, which exchanged approximately $206 million in Debentures for Common Stock). The Company has not been able to generate significant gross operating margins or cash flows from its operating activities due to the high level of development costs associated with its principal assets. The substantial majority of the Company's assets are parcels of residential land under varying stages of development which have required significant capital expenditures prior to the time the land can be fully developed, sold to homebuilders or developed in joint ventures. In addition, the relatively high book value of these assets has resulted in sales at approximately break-even prices. While future land sales are also expected to approximate, or only modestly exceed, break-even, the net cash flow to be generated by the Company's residential land development and sales is currently expected to approximate $180 million in the aggregate over the next five years, although there can be no assurance in this regard. The Company anticipates generating additional income in 1999 by reinvesting proceeds to be generated from the Company's Bolsa Chica, California ("Bolsa Chica") project in other real estate development activities, although there can be no assurance in this regard.

    DILUTION; SHARES ELIGIBLE FOR FUTURE SALES. A substantial number of shares of Common Stock could potentially be offered for sale in the public market in the future (the "Future Shares"). The Future Shares consist of shares of Common Stock that may be offered for sale pursuant to (i) registration statements prepared by the Company, (ii) Rule 144 under the Securities Act or other applicable exemptions and (iii) shares subject to issuance upon the exercise of stock options. The Company has granted options for approximately 760,000 shares of Common Stock to executive officers upon the completion of the Recapitalization. There is no way of knowing with any certainty what number, if any, of Future Shares will be actually offered for sale in the public market in the future. Sales of substantial amounts of Future Shares in the public market, and the perception by investors, investment professionals and others of the possibility that such sales may occur, could adversely affect the market price of the Common Stock (as well as the ability of the Company to raise capital in the public markets at times and at prices favorable to the Company). There is a risk that if substantial amounts of Future Shares are offered for sale and there is an insufficient number of buyers willing to purchase such shares, the market price of the Shares may decrease.

    POSSIBLE TERMINATION OF KOLL LICENSE AND NON-COMPETE PROVISIONS. A wholly-owned subsidiary of the Company has amended certain agreements with Donald M. Koll, the Chairman of the Board and Chief Executive Officer of the Company, which amendments modify an existing license to use the "Koll" name and certain non-compete provisions upon the occurrence of certain conditions following the Recapitalization. Pursuant to such amendments, following completion of the Recapitalization, which occurred on September 2, 1997, and upon the occurrence of certain specified events thereafter, Mr. Koll would be released from currently existing covenants not to compete with the Company and its subsidiaries and upon such release, the Company and its subsidiaries would be obligated to change their respective names to delete all usage of the name "Koll." These agreements were amended (i) in order to delete an event of default which would occur under the license agreement upon the filing by the Company of a voluntary petition for relief under Chapter 11, Title 11 of the United States Code, and (ii) in order to retain Mr. Koll following the Recapitalization in light of the changed circumstances with respect to corporate governance and control of the Company which resulted from the completion of the Recapitalization, which circumstances did not exist at the time these agreements were originally negotiated and executed.

    OPERATIONS AFTER THE RECAPITALIZATION. While the Recapitalization reduced financial leverage, there can be no assurance that liquidity problems will not occur sometime in the future. In addition, no assurances can be given that operations of the Company following completion of the Recapitalization necessarily will be profitable. See "Risk Factors--Real Estate Industry and Development Activities." In addition, the market price of the Shares in the future may be affected by factors not within the control of the Company, including, without limitation, public statements from securities analysts and others concerning the Company's operations and prospects.

    USE OF DEBT FINANCING. The Company is currently subject to the risks normally associated with debt financing, including the risk that the Company will have insufficient cash available to meet required payments of principal and interest. These risks remain despite the effectuation of the Recapitalization, although to a significantly lesser extent, because the Company intends to pursue additional debt financing, currently expected not to exceed $30 million (exclusive of project debt facilities ("Project Debt")), in order to obtain funds necessary to develop Bolsa Chica and continue its business. As a result of the Company's use of indebtedness and leverage, including the potential use of debt to finance development and acquisitions and the use of variable rate financing, the cumulative effect of the risks associated with borrowing is greater than that of each of these risks considered individually. In addition, if properties are mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments or if certain other events of default occur, such properties could be foreclosed upon by, or otherwise transferred to, the mortgagee with a consequent loss of income and asset value to the Company.

    RISK OF RISING INTEREST RATES. The Company has incurred and expects in the future to incur variable rate indebtedness in connection with its operations. An increase in interest rates would increase the interest on variable rate indebtedness, and could have an adverse effect on net income and funds available for distribution to stockholders. Additionally, rising interest rates could have an adverse impact on the trading price of the Shares as potential purchasers may demand a higher annual yield from an investment in response to such higher rates.

    REAL ESTATE INDUSTRY AND DEVELOPMENT ACTIVITIES. While the Company believes that its properties have significant potential future value, its business is subject to a number of factors which could adversely affect such values. These factors include the availability of adequate financing on commercially reasonable terms and cash flow from operations, delays in obtaining zoning and regulatory approvals, and litigation or appeals of regulatory approvals, particularly with respect to the Bolsa Chica project, as further described below. In addition, future values may be adversely affected by heightened environmental scrutiny, limitations on the availability of water in Southern California, increases in property taxes, increases in the costs of labor and materials and other development risks, changes in general economic conditions, including higher mortgage interest rates, and other real estate risks such as the demand for residential lots and housing generally and the supply of competitive products. Real estate properties and real estate joint venture interests do not constitute liquid assets and, at any given time, it may be difficult to sell a particular property or interest for an appropriate price. The depressed condition of California's economy in the first half of this decade had a negative impact on the real estate market generally, on the availability of potential purchasers for such properties and upon the availability of sources of financing for carrying and developing such properties. This economic trend and the substantial costs and delays in developing the Company's Bolsa Chica project contributed significantly to the Company's need to effect the Recapitalization. While the California real estate market has begun to recover from the depressed condition of the California economy which existed in the first half of this decade, there can be no assurance that future negative economic trends or the costs or delays of future development projects will not cause the Company to again become substantially overleveraged.

    REGULATORY APPROVAL. Before the Company can develop a property, it must obtain a variety of discretionary approvals from local and state governments, as well as the federal government in certain circumstances, with respect to such matters as zoning, grading, architecture and environmental matters. The approval process is often a lengthy and complex procedure requiring, among other things, the submission of development plans and reports and presentations at public hearings. Because of the provisional nature of these approvals and the concerns of various environmental and public interest groups, the approval process can be delayed by litigation and appeals challenging development rights previously granted to the Company. Accordingly, the ability of the Company to develop properties and realize income from such projects could be delayed or prevented due to difficulties in obtaining necessary governmental approvals. The Company will continue to be subject to such appeals processes, including the litigation challenging the approved development plans with respect to its principal asset, the Bolsa Chica property, a large undeveloped coastal property approximately 35 miles south of downtown Los Angeles. As a result of the recent San Diego County Superior Court's decision in the litigation concerning the development of the Bolsa Chica project, the Company is required to seek recertification of the Local Coastal Program ("LCP") for Bolsa Chica, which is expected in October 1997. The LCP previously certified by the Coastal Commission provided for the development of up to 2,500 units on the Bolsa Chica mesa. However, there can be no assurance that any recertified or alternative LCP will provide for the same number of units. In addition, if the Company elects not to fill, or is not permitted to fill, Warner Pond for construction of certain county-required transportation improvements, the LCP provided that the maximum number of developable units would be reduced to 1,235, unless the Company is able to establish acceptable substitute improvements, as to which there can be no assurance.

    ENVIRONMENTAL MATTERS. The Company's business activities and properties are subject to a variety of environmental regulations under federal, state and local laws. While the Company believes that it conducts its businesses in an environmentally acceptable manner and that it is in compliance with applicable laws and regulations, claims against the Company have been made in the past and may be made against the Company in the future seeking to impose liability for alleged environmental violations. Adverse judgements with respect to environmental claims could adversely affect the Company's cash flow and, in turn, its business operations.

    HOLDING COMPANY STRUCTURE. The Company is a holding company. Claims of creditors, including trade creditors, of the subsidiaries will generally have priority as to the assets of such subsidiaries over the claims of the Company and its security holders. In addition, substantially all of the Company's operating income and cash flow will be generated by its subsidiaries. In order to make cash payments on its direct liabilities the Company will have to rely on dividends or loans from its subsidiaries to generate the funds for such payments. The ability of such subsidiaries to pay such dividends is subject to applicable state laws and may be subject to senior debt or Project Debt contractual restrictions.

    ABSENCE OF DIVIDENDS. The Company does not anticipate paying cash dividends to its stockholders in the foreseeable future. To the extent that contractual provisions permit the payment of dividends at some future date, the Company's dividend policy will be reviewed from time to time by the Board of Directors (the "Board") in light of the Company's earnings and financial position and such other business considerations as the Board considers relevant. In this regard, because the Company is a holding company, it will have to rely on dividends from its subsidiaries to generate the funds for any payment of dividends on the capital stock of the Company. The ability of such subsidiaries to pay dividends is subject to applicable state laws and may be subject to contractual restrictions.

    REMOVAL OF ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Restated Certificate of Incorporation (the "Restated Certificate") and the Company's Amended Bylaws (the "Bylaws") were deleted pursuant to the Recapitalization. These provisions included the classification of the Board, limitations on stockholders' ability to call special meetings, a prohibition on stockholder action by written consent and requirements that the affirmative vote of at least 80% of the Company's outstanding voting stock approve certain actions, including an increase in the size of the Board, the removal of directors for cause or the amendment of any such anti-takeover provisions. These provisions were originally intended to provide stability and continuity for the Company. The removal of these anti-takeover provisions may have the effect of increasing the risk of an acquisition of control of the Company in a transaction not approved by the Board. However, these risks may be decreased by the capital structure resulting from the Recapitalization due to the resulting deleveraging and greater concentration of ownership.

    POTENTIAL OWNERSHIP CHANGE AND IMPACT ON TAX LOSS CARRYFORWARDS. As a result of the Recapitalization, the Company underwent an "ownership change" under Section 382 of the Internal Revenue Code (the "Code") defined as an increase in the percentage of the Company's stock by value held by certain persons (including creditors who exchange debt for stock) of more than 50 percentage points at any time during a three-year period. After the ownership change occurs, the Company's annual use of its net operating losses ("NOL"s) would generally be limited to the value of the Company's equity immediately before the ownership change multiplied by the long-term tax-exempt rate, which is currently approximately 5.6%.

     However, Section 382(l)(5) of the Code, the "bankruptcy exception," provides that if the ownership change occurs in a bankruptcy, such as the Company's Recapitalization, and if the continuing shareholders and "qualifying creditors" before the ownership change own at least 50% of the Company's stock after the ownership change, the general limitations of
Section 382 will not apply. "Qualifying creditors" generally must have held their debt at least 18 months before the Recapitalization filing on July 14, 1997, or the debt must have arisen in the ordinary course of the Company's business. The Company believes that it will qualify for the "bankruptcy exception" of Section 382(l)(5). Under this exception, the Company would be required to reduce its NOLs by (1) the amount of interest accrued on any debt exchanged for stock in the bankruptcy proceeding during the year of the proceeding and the three prior taxable years, and (2) the amount required to make the reduction equal to the difference between the tax basis and the fair market value of the debt exchanged for equity. Accordingly, the Company's NOLs of approximately $283 million as of June 30, 1997 will be reduced by approximately $86 million, resulting in remaining NOLs available of approximately $197 million. As reduced, and subject to any disallowance resulting from the proposed Internal Revenue Service ("IRS") adjustments discussed below, the Company's NOL carryovers would be fully deductible against post-reorganization income provided there is not a second ownership change as discussed below, and subject to the general rules regarding expiration of NOLs.

    However, if the Company were to experience another ownership change within two years of the effective date of a bankruptcy protected ownership change as the result of open market trading or other transactions that result in a 50 percentage point change in ownership, the second ownership change would not qualify for Section 382(l)(5) treatment and the use of all remaining NOLs would be disallowed. Pursuant to Section 382(l)(5)(D), the
Section 382 limitation from and after the second ownership change would be zero, and thus would eliminate the availability of any remaining unused portion of the $197 million of NOLs.

    If the Company experiences or expects a successive ownership change prior to the filing of its 1997 tax return, a determination could be made to elect out of Section 382(l)(5), which would preserve some of the NOL carryovers. The election out of Section 382(l)(5) would be irrevocable and must be made by the due date (including any extensions of time) of the Company's 1997 tax return and would bind the Company without regard to whether or not subsequent ownership changes (expected or not) occur. If the Company elects out of Section 382(l)(5) or if the requirements of such section are not met, the general rules of Section 382 would apply. However, in determining the limitation placed on the Company's annual use of its net operating losses under those general rules, Section 382(l)(6) provides that the value of the equity of the Company immediately before the ownership change would be deemed to include the increase in the value of the Company's equity resulting from any surrender or cancellation of creditors' claims due to implementation of the Recapitalization. Accordingly, assuming a post-reorganization value of approximately $140 million and a long-term exempt rate of 5.6%, Section 382(l)(6) would limit the Company's utilization of its NOLs to approximately $7.8 million per year, plus any built-in gains recognized during the five year period following the ownership change. In summary, under Section 382(l)(5), the Company would have approximately $197 million of NOLs available, which the Company has estimated could be fully utilized over the next six years (1998-2003), whereas under
Section 382(l)(6) only approximately $47 million of NOLs would be available to the Company during that time frame, due to the annual limitation described above.

    FEDERAL INCOME TAX AUDIT OF THE COMPANY. The IRS has completed its examinations of the tax returns of the Company and its consolidated subsidiaries, including formerly affiliated entities, for the years ended December 31, 1989, 1990 and 1991. With respect to each examination, the IRS has proposed material audit adjustments. The Company disagrees with the positions taken by the IRS and has filed a protest with the IRS to vigorously contest the proposed adjustments. After review of the IRS's proposed adjustments, the Company estimates that, if upheld, the adjustments could result in Federal tax liability, before interest, of approximately $17 million (net of amounts which may be payable by former affiliates pursuant to tax sharing agreements). The IRS proposed adjustments, if upheld, could also result in a disallowance of up to $132 million of available NOL carryforwards, of which none are recognized after consideration of the valuation allowance, as of June 30, 1997. The Company has not determined the extent of potential accompanying state tax liability adjustments should the proposed IRS adjustments be upheld. The Company's protest was filed in August 1995 and is still being considered by the IRS Appeals Division. Management currently believes that the IRS's positions will not ultimately result in any material adjustments to the Company's financial statements. The Company is prepared to pursue all available administrative and judicial appeal procedures with regard to this matter and the Company is advised that its dispute with the IRS could take up to five years to resolve.

                                 SELLING STOCKHOLDERS

    The Company issued the Advisor Warrants in payment of financial advisory fees due to HLHZ and Rothschild for services provided in connection with the Recapitalization. When issued, the Advisor Warrants were charged as an expense in the Company's Statement of Operations. The Advisor Warrants and the Warrant Shares have been registered for resale by HLHZ and Rothschild as part of the Recapitalization. The Advisor Warrants provide for their exercise for no additional consideration for a period of two (2) years following their issuance for that number of shares of Common Stock which had a market value equal to $1.1 million in the case of HLHZ and $750,000 in the case of Rothschild as determined by the 20-day average per share closing price of the Common Stock on the NASDAQ-NM immediately following completion of the Recapitalization. It is currently expected that the Warrant Shares acquired upon exercise of the Advisor Warrants will be sold for the accounts of such financial advisors within two
(2) years of the effective date of the registration statement filed with the Commission in connection with the Recapitalization of which this Prospectus is a part. Neither HLHZ nor Rothschild is currently a record or beneficial owner of any other shares of the Company's capital stock.

    The Warrant Shares consist of (i) 33,955 shares of Common Stock, on a post-Recapitalization basis, currently held of record by Libra Invest & Trade Ltd. ("Libra") for the benefit of the Company pursuant to a custody agreement between Libra and the Company; and (ii) a number of newly issued shares of Common Stock necessary to satisfy the terms of the Advisor Warrants as described above. The Company believes that Libra is not currently a record or beneficial owner of any shares of the Company's capital stock other than those described above.

    The Company also entered into mutual settlement and release agreements with three holders of liquidated non-contingent claims against the Company, AlliedSignal Inc. ("Allied"), The General Chemical Group Inc. ("General Chemical") and Wolverine Tube, Inc. ("Wolverine"), which, among other things, provide for the issuance of 168,000, 53,760 and 25,200 Shares in settlement of $3,000,000, $960,000 and $450,000 of such claims (56 shares per $1,000)
previously held by Allied, General Chemical and Wolverine, respectively. It is currently expected that these holders will sell all of their Shares within two (2) years following their issuance in connection with the completion of the Recapitalization. Neither Allied, General Chemical nor Wolverine is currently a record or beneficial owner of any other shares of the Company's capital stock.

                                 PLAN OF DISTRIBUTION

    The Shares offered hereby are being offered by the Selling Stockholders.
The Company will receive no proceeds from the sale of any of the Shares by the Selling Stockholders. The sale of the Shares may be effected by the Selling Stockholders from time to time in transactions on the NASDAQ-NM, in the over-the-counter market, in negotiated transactions or a combination of such methods of sale at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). To the extent required, the number of Shares to be sold, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in an accompanying supplement to this Prospectus. The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the purchase price of such Shares less any broker's commissions.

    The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents, or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

    The Company has agreed to register the Shares under the Securities Act and to indemnify certain Selling Stockholders against certain liabilities under the Securities Act that could arise in connection with the sale by such Selling Stockholders of the Shares. The Company has also agreed to pay certain fees and expenses incident to the registration of the Shares.

                                    LEGAL  MATTERS

    The validity of the Shares offered hereby was passed upon by McDermott, Will & Emery, Newport Beach, California.

                                       EXPERTS

    The financial statements of the Company incorporated by reference in this Prospectus for the years ended December 31, 1995 and 1996, and the related statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their report dated February 18, 1997 incorporated herein by reference, and have been included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No person is authorized to give any information or to make any representation not contained in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer of any securities other than the Shares or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


                                _____________________



                                  TABLE OF CONTENTS

                                                                        Page

Available Information  . . . . . . . . . . . . . . . . . . . . . . . . .2
Incorporation of Certain Documents
  by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2
The Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3
Selling Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . .6
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . .  7
Legal Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7
Experts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7

                             KOLL REAL ESTATE GROUP, INC.


                                     COMMON STOCK






                                    ______________

                                      PROSPECTUS
                                    ______________








                               Dated September 2, 1997




--------------------------------------------------------------------------------

                                       PART II
                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following is an itemized statement of the estimated amounts of all expenses payable by the Company in connection with the Shares offered hereby:

    Registration Fee -- Securities and Exchange Commission .............$1,423*
    Accountants' fees and expenses ......................................2,000
    Legal fees and expenses ........................................... 10,000
    Printing and engraving expenses .................................... 2,500
    Miscellaneous  ..................................................    1,000
                                                                      --------
         Total .......................................................$ 16,923
                                                                      --------
                                                                      --------
______________

* Previously paid

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article FIFTEENTH(b)(1) of the Amended Certificate of Incorporation of the Registrant requires the Registrant to indemnify directors and officers to the fullest extent permitted by the Delaware General Corporation Law ("DGCL"). The effect of the DGCL is summarized as follows:

         (a) The DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, or officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, the person had no reasonable cause to believe the conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, that the person had reasonable cause to believe that the conduct was unlawful.

         (b) The DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (a) and (b) above, or in defense of any claim, issue or matter therein, the DGCL provides that the director, officer, employee or agent shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by that person in connection therewith.

         (d)  The DGCL also provides that any indemnification under paragraphs
    (a) and (b) above (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in paragraphs (a) and (b) above. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized by the DGCL. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by or granted pursuant to the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

    The rights of indemnification or advancement of expenses described above are not exclusive of any other rights of indemnification to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

    The Registrant has directors' and officers' liability insurance coverage which insures directors and officers of the Registrant and its subsidiaries against certain liabilities.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 16.      EXHIBITS

    4.01 Form of Certificate of the Registrant's Common Stock registered hereunder, incorporated by reference to Exhibit 4.01 to the Registrant's Registration Statement on Form 8-A filed April 17, 1997.
    4.02 Form of Amended and Restated Certificate of Incorporation of the Registrant.*
    4.03      Form of Amended and Restated By-Laws of the Registrant.*
    5.01 Legal Opinion of McDermott, Will & Emery with respect to the legality of the securities being issued.*
    23.01     Consent of McDermott, Will & Emery (included in opinion filed as
              Exhibit 5.01).
    23.02     Consent of Deloitte & Touche LLP.*
    27.01     Financial Data Schedule, incorporated by reference to
              Exhibit 27.01 to the Registrant's Annual Report on Form 10-K for 1996.

___________

 *  Filed herewith.

ITEM 17.  UNDERTAKINGS.

    (a)  The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
        (2) The registrants undertake that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                      SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on behalf of the Registrant by the undersigned, thereto duly authorized, in the City of Newport Beach, State of California, on August 28, 1997.

                                       KOLL REAL ESTATE GROUP, INC.

                                       By:  /s/ Raymond J. Pacini
                                            -----------------------------------
                                            Raymond J. Pacini
                                            EXECUTIVE VICE PRESIDENT AND
                                            CHIEF FINANCIAL OFFICER


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

           SIGNATURES                     TITLE                   DATE
           ----------                     -----                   ----

                                  Chairman of the Board and
      /s/ Donald M. Koll*         Chief Executive Officer
 -----------------------------    (Principal Executive Officer) August 28, 1997
        (Donald M. Koll)




     /s/  Raymond J.Pacini        Executive Vice President and
 -----------------------------    Chief Financial Officer
      (Raymond J. Pacini)         (Principal Financial and
                                  Accounting Officer)           August 28, 1997

      /s/ Ray Wirta*
 -----------------------------
        (Ray Wirta)               Director                      August 28, 1997

   /s/ Harold A. Ellis, Jr.*
 -----------------------------
     (Harold A. Ellis, Jr.)       Director                      August 28, 1997

      /s/ Paul C. Hegness*
 -----------------------------
        (Paul C. Hegness)         Director                      August 28, 1997

     /s/ J. Thomas Talbot*
 -----------------------------
      (J. Thomas Talbot)          Director                      August 28, 1997

     /s/ Marco F. Vitulli*
 -----------------------------
      (Marco F. Vitulli)          Director                      August 28, 1997
 *By: /s/ Raymond J. Pacini

 (Raymond J. Pacini, Attorney-in-fact)